

October 6, 2009

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr., Senior Vice-President and Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

   RE: Sterling Constuction Company, Inc.
      Form 10-K for the year ended December 31, 2008
      Filed March 16, 2009
      Form 10-Q for the period ended June 30, 2009
      File No. 1-31993

Dear Mr. Allen:

   We have reviewed your response letter dated August 25, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Deferred Salary, page 42

1. We note your response to comment 8 of our letter dated July 29, 2009. Please clarify for us, with a view toward future disclosure, how you determined to allocate the amounts between Base Payroll Salary and Base Deferred Salary for each executive officer.

Exhibits, page 56

2. We note your response to comment 11 of our letter dated July 29, 2009 and see that you have filed the schedules to the credit agreement as Exhibit 10.4 of the September 10, 2009 amendment to your latest annual report. However, it appears that other than Exhibit G, you have not filed the remaining exhibits to the credit agreement. Please advise or otherwise file the exhibits with your next Exchange Act report.

1. Summary of Business and Significant Accounting Policies, page F7

Organization and Business, page F7

3. We note your response to comment 12 in our letter dated July 29, 2009, regarding your assessment of the guidance in SFAS 131 for your identification of your operating and reportable segment.

- We note that while you have four offices (i.e., Reno, Houston, San Antonio/Austin and Dallas/Fort Worth), your CODM manages and reviews performance on a project by project basis. We further note that you had approximately 60 projects in process as of December 31, 2008. It is unclear how you determined that your individual projects are not operating segments, as your CODM regularly reviews the financial results of the individual projects. Further, paragraph 24 of SFAS 131 discusses the impact to the number of reportable segments when a large number of operating segments have been identified. Please provide us with a better understanding regarding your determination that your projects do not meet the definition of operating segments in accordance with paragraphs 10-15 of SFAS 131. Please also tell us if the reports reviewed by your CODM group the projects by office.
- Please also provide us with a better understanding as to how your CODM evaluates the officers of each of your offices. For example, please explain how your CODM evaluates the performance of Richard H. Buenting, President and Chief Executive Officer of Road and Highway Builders, LLC and Road and Highway Builders Inc. In this regard, please explain if Mr. Buenting is evaluated based on the performance of all projects or by the projects related to the Reno office.

Goodwill and Intangibles, page F10

4. We note your response to comment 14 in our letter dated July 29, 2009. While we note that you have concluded that you have one operating and reportable segment in accordance with the guidance in SFAS 131, the determination of your reporting units for purposes of testing goodwill for impairment is based on the guidance in paragraph 30 of SFAS 142. ETIF Topic D-101 provides further guidance on paragraph 30 of SFAS 142. EITF Topic D-101 states, "…it is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units (components of operating segments). Therefore a component of an operating segment would not be considered an operating segment for Statement 131 purposes unless the chief operating decision maker regularly reviews its operating performance; however, that same component might be a reporting unit under Statement 142 if a segment manager regularly reviews its operating performance (and if other reporting unit criteria are met)." In this regard, we note your statement in response to comment 12 that

your offices (i.e., Reno, Houston, San Antonio/Austin, and Dallas/Fort Worth) are managed at the local level in addition to the parent company level. As such, please provide us with your analysis of the guidance in SFAS 142 and EITF Topic D-101 regarding your determination that you have one reporting unit for purposes of testing goodwill for impairment to the extent that you continue to believe you have one operating segment in accordance with SFAS 131.

7. Costs and Estimated Earnings and Billings on Uncompleted Contracts, page F17

5. We note the disclosure you intend to include in future filings in response to comment 15 in our letter dated July 29, 2009. While this disclosure does provide investors with useful information regarding your recognition of billings in excess of costs and costs in excess of billings, it is unclear how this disclosure explains to investors what the purpose of the two tables presented is. For example, if the first table represents all of the revenues recognized on all uncompleted contracts as of the two periods presented and all of the amounts billed on all uncompleted contracts as of the two periods presented, please state as such. Further, please also clarify that the revenues recognized and the amounts billed may relate to periods other than the respective fiscal year (e.g., $584,997,000 of revenues recognized for those contracts that are uncompleted as of December 31, 2008, were not all recognized during fiscal year 2008).

Form 10-Q for the period ended June 30, 2009

3. Recent Accounting Pronouncements, page 9

6. In future filings, please disclose the date through which subsequent events have been evaluated. Refer to paragraph 12 of SFAS 165 for guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief